TWO HARBORS INVESTMENT CORP.
601 Carlson Parkway, Suite 330
Minnetonka, MN 55305
(612) 238-3300

APRIL 20, 2010

VIA EDGAR
Securities and Exchange Commission Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Two Harbors Investment Corp., a Maryland corporation (the “Registrant”), hereby requests the withdrawal, effective as of the date hereof, of the Registrant’s Post-Effective Amendment (the “Post-Effective Amendment”) No. 1 on Form S-11 (File No. 333-165556). The Post-Effective Amendment was filed with the Securities and Exchange Commission (the Commission) on April 19, 2010.

The Post-Effective Amendment was filed to offer and sell up to 11,000,000 shares of the Registrant’s common stock, in connection with a variable priced distribution.  The Registrant now wishes to proceed with a fixed rate distribution as reflected in Registrant’s pre-effective Amendment No. 2 on Form S-11 filed with the Commission on April 12, 2010 and declared effective on April 15, 2010.  As a result, the Post-Effective Amendment is no longer necessary. No securities have been issued or sold pursuant to the Post-Effective Amendment.

In accordance with the foregoing, the Registrant hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Post-Effective Amendment.

Please send copies of any written order granting withdrawal of the Post-Effective Amendment to the undersigned at 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305, facsimile number (612) 238-3301, with a copy to Stephen Quinlivan of Leonard, Street and Deinard PA, the Registrant’s outside counsel, at 150 South Fifth Street, Suite 2300, Minneapolis, MN 55402, facsimile number (612) 335-1657. If you have any questions regarding this application for withdrawal, please call Stephen Quinlivan at (612) 335-7076. Thank you for your attention to this matter.

Sincerely, TWO HARBORS INVESTMENT CORP.

By:	/s/ Jeffrey Stolt
Name: Jeffrey Stolt
Title: Chief Financial Officer